[Lowenstein Sandler Letterhead]

August 4, 2009

VIA EDGAR AND OVERNIGHT COURIER

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                            Celldex Therapeutics, Inc.

Registration Statement on Form S-4

Filed June 26, 2009

File No. 333-160257

Dear Mr. Riedler:

On behalf of Celldex Therapeutics, Inc. (“Celldex”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) relating, among other things, to the registration of shares of Celldex common stock issuable in the proposed merger of CuraGen Corporation (“CuraGen”) with a newly formed, wholly-owned subsidiary of Celldex, with CuraGen thereupon becoming a wholly-owned subsidiary of Celldex.  The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter (the “Comment Letter”) dated July 23, 2009, and to reflect other updating changes.  In connection with this letter and the filing of the Amendment, we have enclosed six courtesy copies of the Amendment marked to show changes from the Registration Statement as filed on June 26, 2009.

The Staff’s comments have been retyped in italics below, and are followed by (i) responses based on information provided to us by Celldex and CuraGen (with respect to the Registration Statement), (ii) responses based on information provided to us by Celldex (with respect to the Celldex Report on Form 10-K for the period ended December 31, 2008 and the Celldex Report on Form 10-Q for the period ended March 31, 2009) and (iii) responses based on information provided to us by CuraGen (with respect to the CuraGen Report on Form 10-K for the period ended December 31, 2008 and the CuraGen Report on Form 10-Q for the period ended March 31, 2009).  Unless otherwise specified, all page numbers referenced in the below responses refer to the marked copy of the Amendment.

General

1.                                      We note that a number of exhibits to your registration statement have not yet been filed and that you intend to file them by amendment.  In order to facilitate our review, please file these exhibits as soon as possible.  We will review each exhibit prior to granting acceleration of effectiveness of your registration statement.

Response 1:

In response to the Staff’s comment, the opinions referenced in Exhibits 5.1, 8.1 and 8.2 and the Consent referenced in Exhibit 99.5 have been filed with the Amendment.

2.                                      In the appropriate place in your disclosure, please include the forecasts and projections of future financial results that the parties relied upon in their negotiations and in the preparation of the fairness opinions.  In addition, please furnish to us all supplemental information utilized in negotiating the merger.  Please refer to Rule 418(a)(2).

Response 2:

In response to the Staff’s comment, Celldex advises the Staff that it did not and has been advised by CuraGen that CuraGen did not rely on forecasts or projections of future financial performance in its negotiations of the subject merger transaction.  Celldex further advises the Staff that it has been advised that its financial advisor did not rely on forecasts or projections of future financial performance in the preparation of its fairness opinion delivered to the Board of Directors of Celldex.  Celldex has been informed by CuraGen that CuraGen’s financial advisor relied on the financial projections provided by CuraGen in the preparation of its fairness opinion, which projections are set forth on pages 63 through 65 of the Amendment.  Other than the fairness opinions prepared by each of Celldex and GuraGen’s financial advisors referred to in and provided as exhibits to the Amendment, each of Celldex and CuraGen advises the Staff that it did not utilize any other supplemental information in negotiating the merger that it believes is required by Rule 418(a)(2) to be supplementally provided to the Commission.

3.                                      Please state where appropriate in your disclosure how you will select the fifteen closing prices of Celldex Therapeutics, Inc. common stock that will compromise the volume-

weighted average used to determine how many shares of Celldex common stock that CuraGen Corporation shareholders will receive as part of the merger.

Response 3:

In response to the Staff’s comment, the disclosure on page ii of the Amendment has been revised to include a description of the process for selecting the above-referenced closing prices of Celldex common stock.

4.                                      Please include a table of ownership of Celldex common stock on a pro forma basis by all 5% holders, as well as Celldex’s officers and directors as a group, upon the consummation of the merger.

Response 4:

In response to the Staff’s comment,  the disclosure on pages 32 and 33 of the Amendment contains the requested table of pro forma ownership of Celldex common stock. The names of the shareholders, number of shares owned by each, and individual percentage ownership will be included in the next amendment.

Questions and Answers about the Acquisition of CuraGen and Other Proposals

“Q: What will a CuraGen stockholder be entitled . . . .,” pages ii – iii

5.                                      In your response to this question, please also provide the percentages of common stock that Celldex and CuraGen shareholders will own under the assumptions used as of the closing of the merger.

Response 5:

In response to the Staff’s comment, the disclosure on page iii of the Amendment has been revised to include the percentages of common stock that Celldex and CuraGen will own under the assumptions used as of the closing of the merger.

Summary of the Joint Proxy Statement/Prospectus, page 1

The Companies, page 1

6.                                      Please revise your disclosure to include specific information about both companies that would be material to a voter.  For example, in your disclosure concerning Celldex, please identify all FDA-approved products that are material, specify the dates of their approval and launching, and indicate how much revenue the company has recognized from these products to date.  With regard to CuraGen, please revise to include a discussion of their major pipeline product, including the extent of its pre-clinical and clinical development.  For both companies, there should be a brief description of the most material collaborations they have had with industry partners, if any.  To the extent that you identify any other examples of material information you think is relevant to this disclosure, you should include that in your disclosure as well.

Response 6:

In response to the Staff’s comment, the disclosure on pages 1 through 3 of the Amendment has been revised to include additional specific information regarding each of Celldex and CuraGen.

Risk Factors, page 7

“Integrating CuraGen’s organization may divert management’s attention . . . ,” page 9

7.                                      Please include examples of how integrating the two companies might place burdens on Celldex and what possible harm you believe could result.

Response 7:

In response to the Staff’s comment, the disclosure on page 12 of the Amendment has been revised to include a description of certain risks relating to integration of the two companies.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 18

8.                                      Please revise your pro forma balance sheet to clearly indicate the number of common shares that will be outstanding after your proposed merger transaction.

Response 8:

In response to the Staff’s comment, the disclosure on page 21 of the Amendment has been revised to include the number of common shares that will be outstanding after the merger.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 19

9.                                      Your footnote “I” on page 24 does not appear to fully address the $119,000 pro forma adjustment.  Please revise to explain what the adjustment represents.

Response 9:

In response to the Staff’s comment, the disclosure on page 27 of the Amendment has been revised.

Identifiable Intangible Assets, page 22

10.                               You appear to consider Amgen Amendment as one unit of asset and plan to amortize 12 licensed antigens under the amendment on a combined basis on a straight-line basis through the expiration of the last patent covering CRO11.  Please tell us why this is reasonable, rather than fair valuing the value attributable to 12 antigens separately and amortizing it over the life of the applicable patents.

Response 10:

In response to the Staff’s comment, Celldex advises the Staff that although the Amgen Amendment covers 12 antibodies, only one antibody, CR011, is forecasted to produce material positive cash flows in the foreseeable future.  The other 11 antibodies were forecasted to have only insignificant value due to their early stage of development.

Celldex advises the Staff that it used a generally accepted valuation method, an avoided cost method (a version of the income approach), in determining the estimated fair value of the Amgen Amendment based on a discounted cash flow analysis for CR011.  Celldex further advises the Staff  that this valuation method assumes the fair value of the Amgen Amendment is equal to the present value of avoided future royalty and milestone payments that would otherwise be due for CR011 if the amended agreement were not in place.

Therefore, Celldex advises the Staff that the estimated fair value attributable to the Amgen Amendment will be amortized over its estimated useful life of approximately 16 years on a straight-line basis (no other method was deemed preferable) from the expected closing date of the merger through the date of expiration of the last patent covering CR011.

CuraGen Severance Obligations, page 23

11.                               Please revise your disclosure to clarify whether you have decided to terminate all of CuraGen employees, since having an option to do so does not appear to fully satisfy Rule 11-2(b)(6) of Regulation S-X.  If no determination was made to terminate al employees, revise your pro forma balance sheet and disclosures to remove the effects of assuming 100% CuraGen employee termination.

Response 11:

In response to the Staff’s comment, Celldex advises the Staff that on July 20, 2009, in accordance with Section 7.9(a) of the Merger Agreement, Celldex provided notice to CuraGen of its intent to make offers of employment to five of CuraGen’s employees.  The discussion in Note 3 to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements on page 26 of the Amendment under the heading “CuraGen Severance Obligations” and Celldex’s pro forma balance sheet contained on page 21 and Note K to such pro forma balance sheet on page 28 of the Amendment have been revised to reflect severance obligations for the remaining CuraGen employees to be terminated in connection with the merger.

Convertible Subordinated Debt, page 24

12.                               Please tell us why it is appropriate to fair value the CuraGen Debt based on the average of the secondary market trades for the five months ended May 31, 2009.  Refer to paragraph 20 of SFAS 141(R).

Response 12:

In response to the Staff’s comment, Celldex advises the Staff that it has updated the disclosure in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements on page 27 of the Amendment as follows:

The $11.4 million represents the estimated fair value as of the pro forma date attributable to CuraGen’s 4% convertible subordinated notes due February 15, 2011 (“CuraGen Debt”) that Celldex will be assuming as part of the merger.  For purposes of preparing the unaudited pro forma condensed combined financial statements, Celldex estimated the fair value of CuraGen Debt at $11.4 million, or 80.6% of the $14.1 million face value.  The Company estimated the fair value of the CuraGen Debt by reviewing relevant market price data consistent with SFAS No. 157, Fair Value Measurements, including the trading activity in the secondary market for the five months ended May 31, 2009 and noted that all of the trades were within a narrow and consistent price range.

Celldex will update that estimate as of the acquisition date.

Comparative Per Share Data, page 26

13.                               You state in footnote one that “pro forma equivalent of one Celldex share” was calculated by applying the exchange ratio to the historical CuraGen shares. Please note that “basic and diluted net loss per common share” and “book value per share under this column” are intended to show the readers what CuraGen investors’ interest will be in the combined entity on a per share basis. Accordingly, the exchange ratio should be applied to combined pro forma “basic and diluted net loss per common share” and “book value per share under this column.” Please amend.

Response 13:

In response to the Staff’s comment, the disclosure on page 29 of the Amendment has been revised to apply the exchange ratio to combined pro forma “basic and diluted net loss per common share” and “book value per common share” under the above-referenced column in the table.

Celldex Proposal 1 and CuraGen Proposal 1: The Merger, page 36

Background of the Transaction, page 36

14.                               Please revise this section to provide further disclosure concerning how the initial merger negotiations in 2008 began. Specifically, state which party contacted the other and whether an investment bank was responsible for proposing Celldex and CuraGen as merger candidates and facilitating the initial contact between the companies.

Response 14:

In response to the Staff’s comment, the disclosure on page 41 of the Amendment has been revised to further describe the initial merger negotiations.

15.                               Throughout this discussion, please identify the individuals affiliated with both companies who participated in the merger negotiations, both in 2008 and in 2009. Further, state what actions, if any, were resolved to be taken during such meetings, conference calls, etc. and which actions resulted from them, either formally or informally. Please note the following examples:

•                  The introductory meeting held on May 23, 2008, and the follow-up meetings held on June 11, 2008, and June 24, 2008;

•                  The conference call held on July 8, 2008;

•                  The termination meeting held on October 15, 2008;

•                  The telephone calI on March 6, 2009 that restarted the merger negotiations;

•                  Meetings held between Celldex and CuraGen in April 2009 (dates and additional details of these meetings should also be provided);

•                  The due diligence meeting held on May 8, 2009;

•                  The management meetings held on May 11, 2009 and May 12, 2009;

•                  The conference call held on May 13, 2009;

•                  The meeting to negotiate the merger agreement held on May 18, 2009; and

•                  The conference calls and telephonic meetings held on May 27 and May 28, 2009.

The above list of examples is not intended to be exhaustive and, to the extent that you identify other instances where your disclosure could be enhanced as we have commented here, this comment is applicable to those situations as well.

Response 15:

In response to the Staff’s comment, the disclosure on pages 41 through 48 of the Amendment has been revised.

16.                               Please disclose the identity of the “Delaware counsel” retained by both companies in the final stages of your negotiations.

Response 16:

In response to the Staff’s comment, the disclosure on page 48 of the Amendment has been revised.

Celldex’s Reasons for the Merger, page 44

17.                               Please provide additional support for the following statements:

•                “Celldex’s ability to enhance, streamline and reduce the costs of all phases of testing of CuraGen’s antibodies portfolio, including CR011, and its ability, through its in-house expertise and, if necessary, through its external collaborations and relationships, to bring CR011 to market;” and

•                “The ability of Celldex to offer expanded product offerings after combining with CuraGen;”

Response 17:

In response to the Staff’s comment, the disclosure on page 50 of the Amendment has been revised to include additional support for the above-referenced statements.

Opinion of Celldex’s Financial Advisor, page 48

18.                               Please revise your disclosure to state whether or how you instructed your financial advisor with respect to this opinion, and whether or not you imposed any limitations on the advisor in connection with the underlying investigation. If no such instructions were given or limitations imposed, please revise your disclosure to state such.

Response 18:

In response to the Staff’s comment, the disclosure on page 54 of the Amendment has been revised.

19.                               The fairness opinion, and its summary in the registration statement, includes the following sentence:

•                “BMC’s advisory services and opinion were provided for the information and assistance of the Celldex board of directors in connection with its consideration of the acquisition and are not intended to be and does not constitute a recommendation to you as to how you should vote or proceed with respect to the acquisition.”

Please delete this sentence, as it could be interpreted as a disclaimer to your shareholders’ ability to rely on this opinion.

Response 19:

In response to the Staff’s comment, Celldex advises the Staff that Brean Murray (“BMC”) has advised Celldex that it does not believe that any person or entity other than the Celldex Board of Directors has the legal right to rely on its fairness opinion and, absent any controlling precedent, BMC would resist any assertion otherwise, including, but not limited to, by asserting the substance of the disclaimer contained in the Registration Statement.  Celldex has further been advised by BMC that, in the absence of controlling precedent, the ability of a stockholder to rely on the BMC fairness opinion would be resolved by a court of competent jurisdiction.

Celldex also notes to the Staff that it has been advised by BMC that the fairness opinion rendered by BMC to the Celldex Board of Directors complies with Rule 5150 of the Financial Industry Regulatory Authority (FINRA).

Comparable Offering Analysis — Celldex, page 51

20.                               Please identify the 26 issuers of the common stock equity offerings BMC analyzed.

Response 20:

In response to the Staff’s comment, the disclosure on pages 57 and 58 of the Amendment has been revised to identify the above-referenced issuers.

Comparable Company Analysis, pages 51-52

21.                               Please identify the 10 comparable companies BMC analyzed.

Response 21:

In response to the Staff’s comment, the disclosure on pages 58 and 59 of the Amendment has been revised to identify the above-referenced companies.

Comparable Transaction Analyses, page 52

22.                               Please identify the 10 comparable public and the 14 comparable private biotech transactions BMC analyzed.

Response 22:

In response to the Staff’s comment, the disclosure on pages 59 and 60 of the Amendment has been revised to identify the above-referenced companies.

Summary Observed Technology Valuations, page 52

23.                               Please list the comparable data points and the companies with Phase II oncology indications used in this analysis.

Response 23:

In response to the Staff’s comment, the disclosure on pages 61 and 62 of the Amendment has been revised to identify the above-referenced data points and companies.

Summary, page 53

24.                               Please disclose the actual fee paid by Celldex to BMC in connection with its fairness opinion and whether or not any portion of this fee is conditioned upon the closing of the merger.

Response 24:

In response to the Staff’s comment, the disclosure on page 63 of the Amendment has been revised.

Opinion of CuraGen’s Financial Advisor, page 53

25.                               Similar to the fairness opinion delivered to Celldex, please revise your disclosure to state whether or how CuraGen instructed its financial advisor with respect to this opinion, and whether or not it imposed any limitations on the advisor in connection with the underlying investigation. If no such instructions were given or limitations imposed, please revise your disclosure to state such.

Response 25:

In response to the Staff’s comment, the disclosure on pages 63 through 65 of the Amendment has been revised.

26.                               The CuraGen fairness opinion, and its summary in the registration statement, includes the following sentence:

•                “The Piper Jaffray opinion was directed solely to the CuraGen board of directors and was not intended to be, and does not constitute, a recommendation to any CuraGen stockholder as to how any CuraGen stockholder should vote or act on any matter relating to the proposed merger. The opinion of Piper Jaffray was not intended to confer rights and remedies upon Celldex, or any stockholders of CuraGen or Celldex or any other person.”

Please delete this sentence, as it could be interpreted as a disclaimer to CuraGen’s shareholders’ ability to rely on this opinion.

Response 26:

In response to the Staff’s comment, CuraGen respectfully advises the Staff that Piper Jaffray was engaged by CuraGen to act as its financial advisor and, if requested, to render an opinion to the CuraGen board of directors as to the fairness, of a financial point of view, of the consideration paid to the holders of CuraGen common stock.  CuraGen respectfully advises the Staff that Piper Jaffray’s opinion was one of many factors taken into consideration by the CuraGen board of directors in making its determination to approve the merger.  In addition, CuraGen respectfully advises the Staff that CuraGen’s engagement letter with Piper Jaffray specifically disclaims a duty to any third parties, including securityholders of CuraGen.  CuraGen notes that Piper Jaffray’s engagement letter with it provides, in pertinent part, that:

“In rendering such services, [Piper Jaffray] will act as an independent contractor, and [Piper Jaffray] owe[s] [its] duties arising out of this engagement solely to [CuraGen]. [CuraGen] acknowledge[s] that nothing in this agreement is intended to create duties to [CuraGen] or [CuraGen’s] creditors or securityholders beyond those expressly provided for in this agreement, and [Piper Jaffray] and [CuraGen] specifically disclaim the creation of any fiduciary relationship between, or the imposition of any fiduciary duties on, either party.”

Piper Jaffray has advised CuraGen that it does not believe that any person or entity other than the CuraGen Board of Directors has the legal right to rely on its fairness opinion and, absent any controlling precedent, Piper Jaffray would resist any assertion otherwise, including, but not limited to, by asserting the substance of the disclaimer contained in the Registration Statement. CuraGen and Piper Jaffray note that, in the absence of controlling precedent, the ability of a stockholder to rely on the Piper Jaffray fairness opinion would be resolved by a court of competent jurisdiction. CuraGen and Piper Jaffray acknowledge that the resolution of the question of a stockholder’s ability to rely on the Piper Jaffray fairness opinion will have no effect on the rights and responsibilities of the CuraGen board of directors under applicable state law or on the rights or responsibilities of either Piper Jaffray or CuraGen’s board of directors under federal securities laws.

CuraGen also notes to the Staff that it has been advised by Piper Jaffray that the fairness opinion rendered by Piper Jaffray to the CuraGen board of directors complies with Rule 5150 of the Financial Industry Regulatory Authority (FINRA).  CuraGen also notes to the Staff that it believes that the summary of such opinion contained in the Registration Statement, complies with Item 1015 of Regulation M-A.

M&A Premium Analysis, page 55

27.                               Please revise your disclosure to provide the representative range of premiums derived from the analysis of the 20 merger and acquisition transactions.

Response 27:

In response to the Staff’s comment, the disclosure on page 67 of the Amendment has been revised.

Precedent Transaction Enterprise Value Analysis, page 56

28.                               Please revise your disclosure to provide the average enterprise value of the transactions listed and the maximum value implied by the transactions included in this analysis.

Response 28:

In response to the Staff’s comment, the disclosure on page 68 of the Amendment has been revised.

Liquidation Analysis, page 56

29.                               Please revise your disclosure to provide the estimated liquidation value for CuraGen and the components it used for this calculation, e.g. estimated expected cash balance on the liquidation date; current and future obligations; and potential liquidation value of technology and other assets on both a base case and upside case scenario.

Response 29:

In response to the Staff’s comment, the disclosure on pages 68 and 69 of the Amendment has been revised.

Public Company Enterprise Valuation Analysis, page 56

30.                               Please revise your disclosure to include the implied equity value for CuraGen, and the range of values implied by the companies included in this analysis.

Response 30:

In response to the Staff’s comment, the disclosure on page 69 of the Amendment has been revised.

Material United States Federal Income Tax Consequences of the Merger, page 60

Tax Consequences of the Merger Generally, page 61

31.                               Please revise your disclosure to indicate that Curagen and Celldex have received their respective tax opinions prior to the consummation of the merger, identify the respective tax counsels who have provided the opinions and provide a brief summary of the opinions contained therein, The tax opinions filed as exhibits should be executed and dated, and not be form opinions.

Response 31:

In response to the Staff’s comment, Celldex and CuraGen advise the Staff that the above-referenced disclosure indicates that the “consummation of the merger is conditioned on, among other things, the receipt by each of CuraGen and Celldex of tax opinions from Wilmer Cutler Pickering Hale and Dorr LLP and Lowenstein Sandler PC . . . ..”   Celldex and CuraGen each further advise the Staff that such opinions are expected to be delivered at closing.  Further, as noted in Response 1 above, the opinions required by Item 601(b)(8) of Regulation S-K have been delivered by Lowenstein Sandler PC  and Wilmer Cutler Pickering Hale and Dorr LLP and filed as Exhibits 8.1 and 8.2, respectively, to the Amendment.

Where You Can Find More Information, page 105

32.                               You make the following statement in your disclosure:

•                “(A)ll documents filed by Celldex and CuraGen pursuant to Section l3(a), l3(c), 14 or l5(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the Celldex stockholders’ meeting and the date of the CuraGen stockholders meeting, as applicable, are deemed to be incorporated by reference into, and to be a part of, this joint proxy statement/prospectus from the date of filing of those documents.”

Please note that any additional filings by either company before the shareholder meetings are deemed to be incorporated by reference into this joint proxy statement/prospectus from the date such meetings are held. Refer to Item 11(b)(1) of Form S-4. Please revise your disclosure accordingly.

Response 32:

In response to the Staff’s comment, the disclosure on pages 118 and 119 of the Amendment has been revised.

Exhibits and Financial Statement Schedules, page II-1

33.                               Please provide a list briefly identifying the contents of all omitted schedules or similar supplements.

Response 33:

In response to the Staff’s comment, each of Celldex and CuraGen advises the Staff that it believes all schedules and exhibits to the merger agreement required to be filed under Item 601(b)(2) of Regulation S-K have been so filed.  With respect to the disclosure schedules referenced in the merger agreement, each of Celldex and CuraGen notes that such schedules are not typically considered material to the understanding of the acquisition agreement and are not typically filed as part of the agreement.  Each of Celldex and CuraGen also notes that Item 601(b)(2) of Regulation S-K specifically states that “Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document . .. . .”  Each of Celldex and CuraGen believes that there is nothing contained in the disclosure schedules to the merger agreement that would be material to a decision to approve the merger and or an investment decision to purchase shares of Celldex’s common stock.  Accordingly, Celldex and CuraGen believe that such disclosure schedules need not be filed with the merger agreement.  In anticipation of a request from the Staff to supplementally furnish a copy of the omitted schedules pursuant to Item 601(b)(2), a copy of the disclosure schedules is being provided to the Staff on a supplemental basis as a separate exhibit to this letter.  Pursuant to Rule 418(b) under the Securities Act, the disclosure schedules are being provided to the Staff on a supplemental basis only as an exhibit to this letter and are not to be filed with or deemed part of the Registration Statement.

Conditions to the Merger, page A-53

34.                               In the Agreement and Plan of Merger, there are conditions to the merger that the parties must each receive an opinion concerning the tax-free nature of the transaction. It also appears that this condition is subject to waiver. Please state in all relevant parts of your disclosure whether the Boards of Directors would waive the condition and, if so, whether they would re-solicit their respective shareholders should such a waiver take place.

Response 34:

In response to the Staff’s comment, each of Celldex and CuraGen advises the Staff that it is their respective current intents to resolicit shareholder approval of the transaction if their respective Boards of Directors waive the condition to receive an opinion concerning the tax-free nature of the transaction. The disclosure on page 74 of the Amendment has been revised to reflect the foregoing.

Celldex’s Form 10-K for the Period Ended December 31, 2008

General

35.                               To the extent applicable, also revise your Form 10-Q for the period ended March 31, 2009 for below comments.

Response 35:

In response to the Staff’s comment Nos. 35 though 39, Celldex advises the Staff that it proposes to include responsive disclosure in its Form 10-Q for the period ended June 30, 2009 (the “Celldex June 30, 2009 Form 10-Q”).  Celldex anticipates filing such periodic report by not later than August 10, 2009, which filing will occur prior to requesting acceleration of effectiveness of the Registration Statement.   Celldex believes that the disclosure contained in such upcoming periodic report, coupled with disclosure contained in and incorporated by reference into, the Registration Statement, will provide the information material to a decision to approve the merger and or an investment decision to purchase shares of Celldex’s common stock.

Result of Operations

Operating Expense, page 56

36.                               Please revise your disclosure to separately quantify the research and development expenses by projects. You may choose to quantify the project costs by functions you have identified on page 57. Ensure that total of the costs identified by projects agree to the research and development expense presented on your statements of operations. If you are unable to quantify the research and development expenses by projects, state in your disclosure why.

Response 36:

In response to the Staff’s comment, Celldex anticipates providing disclosure substantially similar to the following in the “Discussion and Analysis of Financial Conditions and Results of Operations” section of the Celldex June 30, 2009 Form 10-Q:

CURRENT PROGRAMS AND PARTNERSHIPS

Our products are derived from a broad set of complementary technologies which have the ability to utilize the human immune system and enable the creation of preventative and therapeutic agents. We are using these technologies to develop vaccines and targeted immunotherapeutics that prevent or treat cancer and disease caused by infectious organisms, and treatment vaccines that modify undesirable activity by the body’s own proteins or cells. A number of our immunotherapeutic and vaccine product candidates are in various stages of clinical trials. We expect that a large percentage of our research and development expenses will be incurred in support of our current and future clinical trial programs.

Below is a table of our currently active programs:

Technology	Product	Indication/Field	Partner	Status

ONCOLOGY	CDX-110	Glioblastoma multiforme	Pfizer	Phase 2b
	CDX-1307	Colorectal, bladder, pancreas, ovarian and breast tumors	—	Phase 1
	CDX-1401	Multiple solid tumors	—	Preclinical
	CDX-1127	Immuno-modulation, multiple tumors	—	Preclinical

INFLAMMATORY DISEASE	CDX-1135 (formerly TP10)	Transplantation Renal disease	— —	Phase 1/2 Preclinical
	CDX-1189	Renal disease	—	Preclinical

INFECTIOUS DISEASE	CholeraGarde®	Cholera	Vaccine Technologies	Phase 2b
	ETEC	Enterotoxigenic E coli infection	Technologies	Phase 1
	Ty800	Typhoid fever	—	Phase 2
	CDX-2401	HIV	Rockefeller University	Preclinical

MARKETED PRODUCTS	Rotarix®	Rotavirus infection	GlaxoSmithKline	Marketed

During the past five years through December 31, 2008, we incurred an aggregate of $[    ] million in research and development expenses. The following table indicates the amount incurred for each of Celldex’s material research programs and for other identified research and development activities during the year ended December 31, 2008 and the six months ended June 30, 2009 and 2008. The amounts disclosed in the following table reflect direct research and development costs, license fees associated with the underlying technology and an allocation of indirect research and development costs to each program. Prior to 2008, the privately-held former Celldex did not maintain records that allowed for quantification of research and development expenses by project.

	Six Months Ended June 30,				Year Ended
	2009		2008		2008
Oncology:
CDX-110	$	[ ]	$	[ ]	$	[ ]
CDX-1307	$	[ ]	$	[ ]	$	[ ]
CDX-1401	$	[ ]	$	[ ]	$	[ ]
CDX-1127			$	[ ]	$	[ ]

Inflammatory Disease:
CDX-1135	$	[ ]	$	[ ]	$	[ ]
CDX-1189	$	[ ]	$	[ ]	$	[ ]

Infectious Disease:
Bacterial Vaccines	$	[ ]	$	[ ]	$	[ ]
CholeraGarde®/	$	[ ]	$	[ ]	$	[ ]
ETEC/Ty800	$	[ ]	$	[ ]	$	[ ]
CDX-2401	$	[ ]	$	[ ]	$	[ ]

Marketed Products:
Rotarix®	$	[ ]	$	[ ]	$	[ ]

Other Programs:	$	[ ]	$	[ ]	$	[ ]

Total R&D Expense	$	[ ]	$	[ ]	$	[ ]

Aggregate Contractual Obligations, page 61

37.                               Please revise your disclosure to quantify the aggregate contingent payments you may be subject to and generally describe the developmental milestones that would trigger these payments.

Response 37:

In response to the Staff’s comment, Celldex anticipates providing disclosure substantially similar to the following under the “Aggregate Contractual Obligations” disclosure in the “Item 2, Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section of the Celldex June 30, 2009 Form 10-Q:

We have committed to make potential future milestone payments to third parties of up to approximately $[    ] million as part of our various collaborations including licensing and development programs. Payments under these agreements generally become due and payable only upon achievement of certain developmental, regulatory and/or commercial milestones. Because the achievement of these milestones had not occurred as of June 30, 2009, such contingencies have not been recorded in our financial statements. We expect to incur approximately $[     ] million of milestone payments during the remainder of 2009.

Research Collaboration and Licensing Agreements, page 99

38.                               We note that you maybe required to pay annual license fees and milestone payments under some of our collaboration and licensing agreements. To the extent the maximum amounts of these costs are defined, disclose them and describe the types of events that would trigger these payments.

Response 38:

In response to the Staff’s comment, Celldex anticipates providing disclosure substantially similar to the following in “Note 9, Collaboration Agreements” to the “Item 1, Unaudited Financial Statements” section of the Celldex June 30, 2009 Form 10-Q:

The Company’s licensing and development collaboration agreements generally provide for royalty payments equal to specified percentages of product sales, annual license maintenance fees and continuing patent prosecution costs.  In addition, the Company has committed to make potential future milestone payments to third parties of up to approximately $[       ] million as part of our

various collaborations including licensing and development programs. Payments under these agreements generally become due and payable only upon achievement of certain developmental, regulatory and/or commercial milestones.

Merger of Celldex and Celldex Research, page 109

39.                               Please revise your disclosure to separately discuss the nature, timing and estimated costs of the efforts necessary to complete each of the projects.

Response 39:

In response to the Staff’s comment, Celldex anticipates providing disclosure substantially similar to the following in the footnotes to the “Item 1, Unaudited Financial Statements” section of the Celldex June 30, 2009 Form 10-Q:

As part of the AVANT Merger, the Company acquired the CDX-1135, cholera, ETEC, typhoid fever and cholesterol management vaccine programs.  In January 2009, the Company out-licensed its cholera and ETEC vaccine programs to VTI and no longer expects to incur significant costs on these projects. The Company is presently seeking partners for its typhoid fever and cholesterol management vaccine programs to complete the clinical development and commercialization of these projects. The Company does not expect to incur significant resources on these programs going forward. The Company is continuing the development of CDX-1135 and expects to incur approximately $[  ] million to move this project to the point of potentially out-licensing it to a third party. Estimated revenues from the typhoid-ETEC-cholera vaccine, the cholesterol management vaccine, and CDX-1135 are expected to be generated beginning in [        ], [       ] and [     ], respectively.

CuraGen’s Form 10-K for the Period Ended December 31, 2008

General

40.                               To the extent applicable, also revise you Form 10-Q for the period ended March 31, 2009 for below comments.

Response 40:

In response to the Staff’s comment Nos. 41, 43 and 44, CuraGen advises the Staff that it will be including additional disclosure in its Form 10-Q for the period ended June 30, 2009 (the “CuraGen June 30, 2009 Form 10-Q”).  CuraGen anticipates filing such periodic report not later than August 5, 2009, which filing will occur prior to requesting acceleration of effectiveness of the Registration Statement.   CuraGen believes that the disclosure contained in such upcoming periodic report, coupled with disclosure contained in and incorporated by reference into the Registration Statement, will provide Celldex and CuraGen investors the necessary information for a decision to approve the merger.

Research and Development Expenses, page 31

41.                               While you state that you monitor your research and development costs by expense category, you appear to also monitor them by projects as disclosed on page 32. If you are only able to monitor the project costs for certain category of expenses, disclose those categories and ensure that the total of research and development expenses disclosed for major project materially agrees to the total of those categories.

Response 41:

In response to the Staff’s comment CuraGen advises the staff that CuraGen monitors project costs for salary and benefits, contractual costs, milestone payments and facility costs.  CuraGen will be providing disclosure substantially similar to the following in the “Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations” section located on page 18 of the CuraGen June 30, 2009 Form 10-Q:

As soon as CuraGen advances a potential clinical candidate into clinical trials, CuraGen begins to track  research and development expenses associated with that potential clinical candidate.  The following table shows the cumulative research and development expenses by category for CuraGen’s remaining active clinical program CR011-vcMMAE (in millions):

	Clinical Development Costs CR011-vcMMAE Metastatic melanoma/Breast cancer
	Three Months Ended	Three Months Ended
	June 30, 2009	June 30, 2008

Salary and benefits	$0.4	$0.6
Contractual costs, milestones and manufacturing and allocated facility costs	1.2	0.7
Total direct costs	$1.6	$1.3

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2008
Salary and benefits	$1.1	$1.0
Contractual costs, milestones and manufacturing and allocated facility costs	2.1	2.6
Total direct costs	$3.2	$3.6

	Cumulative as of June 30, 2009
	Since Commencement
	of Phase I
Salary and benefits	$5.2
Contractual costs, milestones and manufacturing and allocated facility costs	8.6
Total direct costs	$13.8

During the three and six month periods ended June 30, 2008 CuraGen had two active programs, CR011-vcMMAE and belinostat, and one inactive program, velafermin.  On April 21, 2008, CuraGen sold the ownership and development rights of belinostat to TopoTarget and on October 11, 2007 CuraGen discontinued the development of velafermin, although CuraGen continued to incur costs for velafermin related to protocol specified safety monitoring during 2008.  Cumulative expenses since the commencement of Phase I for belinostat were $48.2 million and for velafermin were $51.6 million as of December 31, 2008.  CuraGen does not expect to incur any additional costs with respect to these programs in 2009.

Report of Independent Registered Public Accounting Firm, page 71

42.                               Please obtain and file a signed copy of the auditor’s report.

Response 42:

On June 19, 2009, CuraGen filed Amendment No. 2 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008  for the sole purpose of adding the conformed signature of Deloitte & Touche LLP to the “Report of Independent Registered Public Accounting Firm,” which was inadvertently not included within the CuraGen Form 10-K. At the time of the March 10, 2009 filing of the CuraGen Form 10-K, CuraGen was in possession of a manually-signed copy of the audit opinion, however, the signature in typed form was inadvertently omitted from the electronic version.

Seattle Genetics. Inc. Collaboration Agreement. page 65

43.                               Please revise your disclosure to quantify the maximum potential milestone obligations under the agreement and the types of events that would trigger these payments. Include this obligation in your contractual obligations table under Management’s Discussions and Analysis of Financial Condition and Results of Operations.

Response 43:

In response to the Staff’s comment, CuraGen will provide disclosure substantially similar to the following in “Note 10. Seattle Genetics, Inc. Collaboration Agreement” to the “Item 1. Financial Statements” section located on page 13 of the CuraGen June 30, 2009 Form 10-Q related to the maximum potential milestone obligations and the types of events that would trigger these payments (in thousands):

10.  Seattle Genetics, Inc. Collaboration Agreement

In June 2004, CuraGen and Seattle Genetics, Inc. (“Seattle Genetics”) entered into a collaboration agreement to license Seattle Genetics’ proprietary antibody-drug conjugate (“ADC”) technology for use with CuraGen’s proprietary antibodies for the potential treatment of cancer. CuraGen paid an upfront fee of $2,000 for access to the ADC technology for use in one of its proprietary antibody programs. In February 2005, CuraGen also exercised its option to access Seattle Genetics’ ADC technology for use with a second antibody program in exchange for a $1,000 payment. In June 2006, CuraGen paid a milestone payment for the enrollment of the first patient in the first Phase I clinical trial of CR011-vcMMAE for the treatment of metastatic melanoma. In April 2008, CuraGen paid a milestone payment for the initiation of a Phase II clinical trial of CR011-vcMMAE. Milestone payments under this collaboration agreement are payable upon the initiation of each phase of clinical trials and upon marketing approval.  Under the terms of the agreement, total milestone payments from the initiation of clinical trials through marketing approval will be $14,000 for each antibody-drug conjugate.  All milestones were fully expensed at the time of the achievement of the milestone, pursuant to CuraGen’s accounting policy for such fees.

Additionally, in response to the Staff’s comment, CuraGen will provide disclosure substantially similar to the following in the “ Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations” section located on page 21 of the CuraGen June 30, 2009 Form 10-Q which includes contractual obligations related to milestone payments:

Contractual Obligations

In the table below, CuraGen set forth our enforceable and legally binding obligations, along with future commitments related to all contracts that we are likely to continue, regardless of the fact that they are cancelable as of June 30, 2009.

Some of the amounts included in this table under purchase commitments are based on management’s estimates and assumptions about these obligations, including their duration, anticipated actions by third parties, progress of our clinical programs and other factors. These amounts exclude items accrued for on the balance sheet.

		Payments Due
		Years ended December 31,
		(in millions)
	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt obligations	$14.1	$—	$—	$14.1	$—	$—	$—
Interest on convertible subordinated debt	1.2	0.3	0.6	0.3	—	—	—
Purchase commitments	2.5	2.0	0.5	—	—	—	—
Milestone payments	12.7	—	—	2.6	—	—	10.1
Total	$30.5	$2.3	$1.1	$17.0	—	—	$10.1

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

For the purposes of this table, contractual obligations for the purchase of services are defined as agreements that support our external cost related to current clinical trials through completion. CuraGen’s purchases are based on current operating needs and are fulfilled by vendors within short time periods. CuraGen has unrecognized tax benefits of $0.1 million at June 30, 2009. This amount is excluded from the table above.

In addition, CuraGen has committed to make potential future milestone payments to third parties based on the initiation of clinical trials and marketing approval of CuraGen’s products.  The milestone payments for CR011-vcMMAE are reflected in the table above based on CuraGen’s current development plan.

Investments, page 62

44.                               Please revise your disclosure to quantify investment securities by type. There appears to be a significant portion of Level 2 investments that are neither mortgage nor asset backed securities. Refer to paragraph 19 of SFAS 115.

Response 44:

In response to the Staff’s comment, CuraGen will provide disclosure substantially similar to the following in “Note 5. Investments” of the “Item 1, Financial Statements” section located on page 9 in the CuraGen June 30, 2009 Form 10-Q:

The following tables shows the amortized cost, gross unrealized gains and losses and estimated fair value for available-for-sale securities as of December 31, 2008 and June 30, 2009 based on published closing prices by major security type (in thousands).

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Agency bonds	$26,951	$239	$—	$27,190
Agency mortgage backed securities	8,252	163	—	8,415
Corporate and municipal bonds	11,921	81	166	11,836
US Treasury notes	9,076	71	—	9,147
Commercial paper and certificates of deposit	4,007	5	—	4,012
Asset backed securities	7,961	—	—	7,961
Total	$68,168	$559	$166	$68,561

	June 30, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Agency bonds	$10,022	$76	$—	$10,098
Agency mortgage backed securities	6,933	240	—	7,173
Corporate bond	2,042	—	11	2,031

Total	$18,997	$316	$11	$19,302

As requested in the Comment Letter, in the event the Company requests acceleration of the effective date of the pending Registration Statement, it shall furnish a letter, at the time of such request and shall acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Anthony O. Pergola at 973-597-2444 or Ethan A. Skerry at 973-597-2450.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC

cc:                                 Securities and Exchange Commission

Scot Foley, Esq.

Keira Ino, Esq.

Celldex Therapeutics, Inc.

Avery W. Catlin

CuraGen Corporation

Timothy M. Shannon, M.D.

Wilmer Cutler Pickering Hale and Dorr LLP

Philip P. Rosetti, Esq.